24001930

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-13026 |

SEC Mail Processing
JAN 08 2025
Washington, DC

8-13026

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 11/01/23 (MM/DD/YY) AND ENDING 10/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mutual Funds Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 Chili Avenue
(No. and Street)

| Rochester | New York | 14624 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Scott J. Zollo | (585)235-3600 | szollo@accuvestplanning.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flaherty Salmin LLP
(Name – if individual, state last, first, and middle name)

| 2300 Buffalo Road, Building 200 | Rochester | New York | 14624 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/22/2009 | 3623 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Scott J Zollo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mutual Funds Associates, Inc., as of 10/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Scott Zollo

Title: Principal

Patricia Michaloski
Notary Public State of New York
No. 01MI4968452
Qualified in Orleans County
Commission Expires June 25, 2026

Patricia Michaloski
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

**Flaherty Salmin LLP** Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
**office** 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Mutual Funds Associates, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Mutual Funds Associates, Inc. as of October 31, 2024 and 2023, the related statements of income (loss), changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Mutual Funds Associates, Inc.'s management. Our responsibility is to express an opinion on Mutual Funds Associates, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Funds Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital Under SEC Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III - Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Mutual Funds Associates, Inc.'s financial statements. The supplemental information is the responsibility of Mutual Funds Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flaherty Salmin LLP

We have served as Mutual Funds Associates, Inc.'s auditor since 2005.

Flaherty Salmin LLP
Rochester, New York

December 27, 2024

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2024 AND 2023

## ASSETS

| | 2024 | 2023 |
|---|---|---|
| Cash and cash equivalents | $ 65,897 | $ 79,291 |
| Marketable securities, at fair value | 65,038 | 59,169 |
| Commissions receivable | 6,500 | 6,500 |
| Prepaid expenses | 9,740 | 6,740 |
| Property and equipment, net | - | - |
| Total assets | $ 147,175 | $ 151,700 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | 2024 | 2023 |
|---|---|---|
| Liabilities: | | |
| Commissions payable | $ 16,348 | $ 25,007 |
| Accounts payable | 8,750 | 8,200 |
| Income taxes payable | 365 | 365 |
| Total liabilities | 25,463 | 33,572 |
| Shareholder's equity: | | |
| Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares | 6,000 | 6,000 |
| Retained earnings | 115,712 | 112,128 |
| Total shareholder's equity | 121,712 | 118,128 |
| Total liabilities and shareholder's equity | $ 147,175 | $ 151,700 |

See accompanying notes to financial statements

# MUTUAL FUNDS ASSOCIATES, INC.
## STATEMENTS OF INCOME (LOSS)
## FOR THE YEARS ENDED OCTOBER 31, 2024 AND 2023

| | 2024 | 2023 |
|---|---|---|
| Revenue: | | |
| Revenue from sale of investment company shares | $ 110,085 | $ 101,749 |
| Revenue from sale of insurance based products | 158,805 | 155,953 |
| Fees for account supervision and investment advisory | 422,059 | 320,936 |
| Dividends and interest income | 4,206 | 3,587 |
| Gain on marketable securities | 2,368 | 1,039 |
| Total revenue | 697,523 | 583,264 |
| Expenses: | | |
| Commissions | 596,773 | 498,654 |
| Management fees | 36,000 | 36,000 |
| Lease expense | 24,000 | 24,000 |
| Professional fees | 24,500 | 24,500 |
| Other expenses | 5,465 | 6,970 |
| Regulatory fees | 6,701 | 5,793 |
| Total expenses | 693,439 | 595,917 |
| Income (loss) before provision for income taxes | 4,084 | (12,653) |
| Provision for income taxes | 500 | 500 |
| Net income (loss) | $ 3,584 | $ (13,153) |

See accompanying notes to financial statements

# MUTUAL FUNDS ASSOCIATES, INC.
## STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
## FOR THE YEARS ENDED OCTOBER 31, 2024 AND 2023

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance, November 1, 2022 | $ 6,000 | $ 125,281 | $ 131,281 |
| Net loss for the year ended October 31, 2023 | - | (13,153) | (13,153) |
| Balance, October 31, 2023 | 6,000 | 112,128 | 118,128 |
| Net income for the year ended October 31, 2024 | - | 3,584 | 3,584 |
| Balance, October 31, 2024 | $ 6,000 | $ 115,712 | $ 121,712 |

See accompanying notes to financial statements

# MUTUAL FUNDS ASSOCIATES, INC.
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED OCTOBER 31, 2024 AND 2023

| | 2024 | 2023 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ 3,584 | $ (13,153) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | - | - |
| Decrease (increase) in marketable securities | (5,869) | (3,941) |
| Decrease (increase) in commissions receivable | - | 2,000 |
| Decrease (increase) in prepaid expenses | (3,000) | 3,000 |
| Increase (decrease) in commissions payable | (8,659) | 12,828 |
| Increase (decrease) in accounts payable | 550 | 400 |
| Increase (decrease) in income taxes payable | - | - |
| Net cash provided by (used in) operating activities | (13,394) | 1,134 |
| Cash flows from investing activities: | | |
| Acquisition of property and equipment | - | - |
| Net increase (decrease) in cash and cash equivalents | (13,394) | 1,134 |
| Cash and cash equivalents - beginning of year | 79,291 | 78,157 |
| Cash and cash equivalents - end of year | $ 65,897 | $ 79,291 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year for income taxes | $ 500 | $ 500 |

See accompanying notes to financial statements

1. THE COMPANY

Mutual Funds Associates, Inc. (Company) is a commission-based representative for several mutual fund companies, insurance companies and an investment management company. The Company receives a commission for placing clients funds with these companies. The Company does not take possession of client funds as they are placed directly with the companies. The client funds are then managed solely by those companies. The Company is strictly a representative and its client base is mostly from the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures. The resulting difference between cost and fair value is included in revenue.

The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies.

Commissions Receivable - The Company has receivables that arise from placing clients with mutual fund companies.

Allowance for Credit Losses - In accordance with the Current Expected Credit Loss (CECL) model, the allowance for credit losses is based on a forward-looking approach that considers historical credit loss experience, current economic conditions, and reasonable and supportable forecasts. The Company assesses the adequacy of the allowance for credit losses and makes adjustments as necessary. Management has determined that its allowance for credit losses should be zero as of October 31, 2024 and 2023.

Revenue - Revenue from sale of investment company shares and insurance based products consists of sales-based and trailing commission income. Sales-based commission income is recorded as client funds are placed with the mutual fund company or the insurance company. Trailing commission income is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

Fees for Account Supervision and Investment Advisory - Fees for account supervision and investment advisory revenue are recorded over the period in which services are provided based upon average net assets under management in accordance with the respective investment management agreements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Leases - At contract inception, the Company determines if the contractual arrangement is a lease or contains a leasing arrangement. If a contract contains a lease, the Company evaluates whether it should be classified as an operating lease or a finance lease. Currently, the Company's lease is classified as an operating lease. Upon modification of the contract, the Company will reassess to determine if a contract is or contains a leasing arrangement. The Company elected to apply the short-term lease exemption to the following class of underlying assets: land and building. In 2024 and 2023, the Company's lease for office space qualifies for the exemption (See Note 8).

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is five years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in the statement of income.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company is also subject to credit risk through its receivable. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash or its receivable. Marketable securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in these financial statements.

Income Taxes - The Company accounts for income taxes in accordance with the ASC regarding Accounting for Income Taxes. This standard requires, among other things, recognition of future tax liability and benefits, measured by applying enacted tax rates attributable to future deductible and taxable temporary differences between financial statement and income tax basis of assets and liabilities, and tax credit carry forwards to the extent that realization of such benefits is more likely than not. The Company has insignificant differences between financial statement and income tax basis of assets and liabilities and, therefore, has not recorded any deferred tax asset or liability as of October 31, 2024 and 2023.

3. REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

The Company's revenue from sale of investment company shares and insurance based products represents commissions generated by advisors for their client's purchases of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment or insurance products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue as it is responsible for the execution of the client's purchase and maintaining the relationship with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

3. REVENUE RECOGNITION, Continued

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment or insurance product and is based on the amount purchased and the commission schedule for the particular product. Trailing commission revenue is generally based on a percentage of the current market value of the client's investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

The Company's fees for account supervision and investment advisory are earned over the period in which such services are provided. The related performance obligations are generally satisfied daily or monthly based on assets under management. The fees are calculated based upon average monthly or quarterly net assets under management in accordance with the respective investment management agreements. Investment advisory fees are recorded gross of any subadvisory payments and are included in revenue based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the funds. Any corresponding fees paid are included in expenses.

4. FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

4. FAIR VALUE MEASUREMENT, Continued

The Company's mutual fund is valued at quoted market price, which represents the net asset value of shares held by the Company at year end. This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

The Company's marketable securities are Level 1 assets.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at October 31:

| | 2024 | 2023 |
|---|---|---|
| Office equipment | $ 7,992 | $ 7,992 |
| Less: Accumulated depreciation | 7,992 | 7,992 |
| | $ - | $ - |

Depreciation expense totaled $-0- for each of the years ended October 31, 2024 and 2023.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2024, the Company had net capital of $95,716 which was $90,716 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of .2660 to 1.

7. INCOME TAXES

The provision for income taxes consists of the following:

| | 2024 | 2023 |
|---|---|---|
| Currently payable - Federal | $ - | $ - |
| Currently payable - State | 500 | 500 |
| | $ 500 | $ 500 |

The actual income tax provision for the years ended October 31, 2024 and 2023 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes and the effect of the unrealized gains and losses on marketable securities.

8. RELATED PARTY TRANSACTIONS

The Company receives fees for account supervision and investment advisory from Core Alpha, Inc., an entity wholly owned by the President of the Company, who is also a relative of the shareholder, for placing clients with mutual fund companies. Commission income totaled $422,059 and $320,936 for the years ended October 31, 2024 and 2023, respectively.

8. RELATED PARTY TRANSACTIONS, Continued

The Company has a twelve-month lease agreement with the shareholder for office space, beginning each November. The short-term lease cost totaled $24,000 for each of the years ended October 31, 2024 and 2023.

The Company pays management fees to Accu-Vest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $36,000 for each of the years ended October 31, 2024 and 2023.

The Company pays consulting fees on a monthly basis to the shareholder under an informal agreement. Consulting fees totaled $12,000 for each of the years ended October 31, 2024 and 2023.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OCTOBER 31, 2024

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | $ 121,712 |
| 2. | Deduct: Ownership equity not allowable for Net Capital | | - |
| 3. | Total ownership equity qualified for Net Capital | | 121,712 |
| 4. | Add: | | |
| | A. | Liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| | B. | Other (deductions) or allowable credits | - |
| 5. | Total capital and allowable subordinated liabilities | | 121,712 |
| 6. | Deductions and/or charges: | | |
| | A. | Total non-allowable assets from Statement of Financial Condition | (16,240) |
| | B. | Secured demand note deficiency | - |
| | C. | Commodity futures contracts and spot commodities | - |
| | D. | Other deductions and/or charges | - |
| 7. | Other additions and/or allowable credits | | - |
| 8. | Net Capital before haircuts on securities positions | | 105,472 |
| 9. | Haircuts on securities: | | |
| | A. | Contractual securities commitments | - |
| | B. | Subordinated securities borrowings | - |
| | C. | Trading and investment securities: | |
| | 1. | Exempted securities | - |
| | 2. | Debt securities | - |
| | 3. | Options | - |
| | 4. | Other securities | (9,756) |
| | D. | Undue concentration | - |
| | E. | Other | - |
| 10. | Net Capital | | $ 95,716 |

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OCTOBER 31, 2024
(Continued)

## Computation of Basic Net Capital Requirement

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | | $ 1,698 |
| 12. | Minimum dollar net capital requirement of reporting broker dealer | | $ 5,000 |
| 13. | Net capital requirement (greater of line 11 or 12) | | $ 5,000 |
| 14. | Excess net capital (line 10 less line 13) | | $ 90,716 |
| 15. | Net capital less greater of 10% of line 19 or 120% of line 12 | | $ 89,716 |

## Computation of Aggregate Indebtedness

| | | | |
|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | $ 25,463 |
| 17. | Add: A. | Drafts for immediate credit | - |
| | B. | Market value of securities borrowed for which no equivalent value is paid or credited | - |
| | C. | Other unrecorded amounts | - |
| 18. | Deduct: | Adjustment based on deposits in Special Reserve Accounts | - |
| 19. | Total aggregate indebtedness | | $ 25,463 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | 26.60% |

## Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

| | |
|---|---|
| Net Capital per the Company's FOCUS Report (Unaudited) | $ 95,716 |
| Difference | - |
| Net Capital per this computation | $ 95,716 |

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 (EXEMPTION)
OCTOBER 31, 2024

Computation for determination of reserve requirements under SEC Rule 15c3-3 is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
OCTOBER 31, 2024

Information relating to the possession or control requirements under SEC Rule 15c3-3 is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

Flaherty Salmin CPAs
*Straight Answers. Trusted Solutions.*

**Flaherty Salmin LLP** Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
**office** 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Mutual Funds Associates, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (a) Mutual Funds Associates, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Mutual Funds Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provision) and (b) Mutual Funds Associates, Inc. stated that Mutual Funds Associates, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Mutual Funds Associates, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Funds Associates, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

December 27, 2024

MUTUAL FUNDS ASSOCIATES INC.

# Rule 15c3-3 Exemption Report

Mutual Funds Associates, Inc. is a broker/dealer registered with the SEC and FINRA.

Mutual Funds Associates, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended October 31, 2024.

Mutual Funds Associates, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

*The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.*

Mutual Funds Associates, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the fiscal year ended October 31, 2024, without exception.

The above statements are true and correct to the best of my knowledge and belief.

Scott J. Zollo, Principal
Mutual Funds Associates, Inc.

Monday, November 25, 2024

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2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
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# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder
Mutual Funds Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended October 31, 2024. Management of Mutual Funds Associates, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended October 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended October 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended October 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended October 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

December 27, 2024